SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                                (Amendment No. )*

                        American Access Technologies Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    02368F108
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                                 (CUSIP Number)

                                   May 2, 2000
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             (Date of Event Which Requires Filing of This Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|   Rule 13d-1(b)

                  |X|   Rule 13d-1(c)

                  |_|   Rule 13d-1(d)

----------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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CUSIP No. 02368F108                 13G                      Page 2 of 10 Pages
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 1.    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Crescent International Limited

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 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |X|

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 3.    SEC USE ONLY

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 4.    CITIZENSHIP OR PLACE OF ORGANIZATION

             Bermuda
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                           5.     SOLE VOTING POWER

        NUMBER OF                       457,056
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           -----------------------------------------------------
                           6.     SHARED VOTING POWER

                                        None
                           -----------------------------------------------------
                           7.     SOLE DISPOSITIVE POWER

                                        457,056
                           -----------------------------------------------------
                           8.     SHARED DISPOSITIVE POWER

                                        None
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 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             457,056
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 10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.9%
--------------------------------------------------------------------------------
 12.   TYPE OF REPORTING PERSON*

             OO
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     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 02368F108                 13G                      Page 3 of 10 Pages
-----------------------                              ---------------------------

--------------------------------------------------------------------------------
 1.    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             DMI Trust

--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
 3.    SEC USE ONLY

--------------------------------------------------------------------------------
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION

             Bahamas
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                           5.     SOLE VOTING POWER

        NUMBER OF                       None
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           -----------------------------------------------------
                           6.     SHARED VOTING POWER

                                        457,056
                           -----------------------------------------------------
                           7.     SOLE DISPOSITIVE POWER

                                        None
                           -----------------------------------------------------
                           8.     SHARED DISPOSITIVE POWER

                                        457,056
--------------------------------------------------------------------------------
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             457,056
--------------------------------------------------------------------------------
 10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.9%
--------------------------------------------------------------------------------
 12.   TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------
     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 02368F108                 13G                      Page 4 of 10 Pages
-----------------------                              ---------------------------

--------------------------------------------------------------------------------
 1.    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             GreenLight (Switzerland) SA

--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
 3.    SEC USE ONLY

--------------------------------------------------------------------------------
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION

             Switzerland
--------------------------------------------------------------------------------
                           5.     SOLE VOTING POWER

        NUMBER OF                       457,056
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           -----------------------------------------------------
                           6.     SHARED VOTING POWER

                                        None
                           -----------------------------------------------------
                           7.     SOLE DISPOSITIVE POWER

                                        457,056
                           -----------------------------------------------------
                           8.     SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             457,056
--------------------------------------------------------------------------------
 10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.9%
--------------------------------------------------------------------------------
 12.   TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------
     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                              Page 5 of 10 Pages
                                                          ----------------------
Item 1(a). Name of Issuer:

      American Access Technologies Inc. ("AATK")

Item 1(b). Address of Issuer's Principal Executive Offices:

      37 Skyline Drive, Suite 1101
      Lake Mary, FL 32746

Item 2(a). Name of Person Filing:

      (i) Crescent International Limited ("Crescent")

      (ii) DMI Trust ("DMI")

      (iii) GreenLight (Switzerland) SA ("GreenLight")

Item 2(b). Address of Principal Business Office or, if None, Residence:

      As to Crescent:
      Clarendon House
      2 Church Street
      Hamilton H 11
      Bermuda

      As to DMI:
      Norfolk House
      P.O. Box N-7130
      Bahamas

      As to GreenLight:
      84, av. Louis Casai
      CH-1216 Geneva
      Switzerland

Item 2(c). Citizenship:

      As to Crescent: Bermuda

      As to DMI: Bahamas

      As to GreenLight: Switzerland

Item 2(d). Title of Class of Securities:

      Common Stock, no par value

Item 2(e). CUSIP Number:

      02368F108

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                                                              Page 6 of 10 Pages
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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

      (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) |_| Investment company registered under Section 8 of the Investment Company Act.

      (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

      (j) |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4. Ownership.

      The information contained in Items 5 through 11 on the cover pages hereto (pages 2 through 4 hereof) is incorporated herein by reference. The 457,056 shares of Common Stock beneficially owned by Crescent include 43,278 shares of Common Stock which Crescent has the current right to purchase pursuant to a warrant held by Crescent (the "Warrant"). Pursuant to the terms of the Warrant, the aggregate number of shares of Common Stock into which the Warrant is currently exercisable, and which Crescent has the right to acquire beneficial ownership of within 60 days, is limited to the number of shares of Common Stock which, together with all other shares of Common Stock beneficially owned by Crescent, does not exceed 9.9% of the total outstanding shares of Common Stock of AATK.

      DMI may be deemed to be a beneficial owner of the shares of Common Stock of AATK beneficially owned by Crescent by reason of the ownership by DMI of 100 percent of the capital stock of Crescent.

      GreenLight serves as principal investment manager to Crescent, and as such has been granted investment discretion over investments including the AATK Common Stock. As a result of its role as investment manager to Crescent, GreenLight may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of AATK Common Stock held by Crescent. However, GreenLight does not have the right to receive any dividends from, or the proceeds from the sale of, the AATK Common Stock held by Crescent and disclaims any ownership associated with such rights.

      Accordingly, for the purposes of this Statement: (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, the total of 457,056 shares of Common Stock beneficially owned by it; (ii) DMI is reporting that it shares

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                                                          Page 7 of 10 Pages
                                                        ------------------------

      the power to vote or direct the vote and the power to dispose or direct the disposition of the total of 457,056 shares of Common Stock beneficially owned by it; and (iii) GreenLight is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of the total of 457,056 shares of Common Stock beneficially owned by it.

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

      NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      NOT APPLICABLE.

Item 8. Identification and Classification of Members of the Group.

      NOT APPLICABLE.

Item 9. Notice of Dissolution of Group.

      NOT APPLICABLE.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                              Page 8 of 10 Pages
                                                           ---------------------
                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          Date: May 11, 2000

                          CRESCENT INTERNATIONAL LIMITED

                          By: GreenLight (Switzerland) SA, as Attorney-in-Fact


                          By: /s/ Melvyn Craw
                             Name:  Melvyn Craw
                             Title: Authorized Signatory


                          By: /s/ Maxi Brezzi
                             Name:  Maxi Brezzi
                             Title: Authorized Signatory


                          DMI TRUST

                          By: GreenLight (Switzerland) SA, as Attorney-in-Fact


                          By: /s/ Melvyn Craw
                             Name:  Melvyn Craw
                             Title: Authorized Signatory


                          By: /s/ Maxi Brezzi
                             Name:  Maxi Brezzi
                             Title: Authorized Signatory


                          GREENLIGHT (SWITZERLAND) SA


                          By: /s/ Melvyn Craw
                             Name:  Melvyn Craw
                             Title: Managing Director


                          By: /s/ Maxi Brezzi
                             Name:  Maxi Brezzi
                             Title: Director

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                                                              Page 9 of 10 Pages
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Exhibit Index

99.1  Agreement of Joint Filing - Filed herewith

99.2 Power of Attorney - Incorporated by reference to the Schedule 13G relating to Franklin Telecommunications Corp. filed electronically with the Securities and Exchange Commission by Crescent International Limited on January 25, 2000 (Accession Number 0000897204-00-000016).

99.3 Power of Attorney - Incorporated by reference to the Schedule 13G relating to Franklin Telecommunications Corp. filed electronically with the Securities and Exchange Commission by DMI Trust on January 25, 2000 (Accession Number 0000897204-00-000016).